UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2021

FIFTH WALL ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Delaware	001-39991	85-218526
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

600 Center Drive 10th Floor Los Angeles, California 90045	90045
(Address of principal executive offices)	(Zip Code)

(310) 858-8878

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	FWAA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

General

On April 21, 2021, Fifth Wall Acquisition Corp. I, a Delaware corporation (“FWAA”), entered into a merger agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among FWAA, Einstein Merger Corp. I, a Delaware corporation and a wholly owned subsidiary of FWAA (“Merger Sub”), and SmartRent.com, Inc., a Delaware corporation (“SmartRent”). The transactions set forth in the Merger Agreement, including the Merger (defined below), will constitute a “Business Combination” as contemplated by FWAA’s Amended and Restated Certificate of Incorporation. Unless expressly stated otherwise herein, capitalized terms used but not defined herein shall have such meanings ascribed to them in the Merger Agreement.

The Merger Agreement

Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into SmartRent, with SmartRent surviving as a wholly owned subsidiary of FWAA (the “Merger”). Upon the closing of the Merger and the other transactions contemplated by the Merger Agreement (the “Closing”), FWAA will change its name to “SmartRent, Inc.”.

Consideration

Subject to the terms and conditions set forth in the Merger Agreement, in consideration of the Merger, each outstanding share of SmartRent’s common stock (including shares of common stock issued upon conversion of preferred stock immediately prior to the Closing but excluding shares owned by SmartRent as treasury stock or dissenting shares) will be converted into the right to receive such number of shares of FWAA’s Class A Common Stock, par value $0.0001 per share (the “FWAA common stock”), equal to the Per Share Merger Consideration (as defined in the Merger Agreement). In addition, at the Closing, (i) each outstanding option to purchase SmartRent common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of FWAA common stock in the manner set forth in the Merger Agreement, (ii) each outstanding warrant to purchase SmartRent common stock, whether or not exercisable, will be assumed and converted into a warrant with respect to a number of shares of FWAA common stock in the manner set forth in the Merger Agreement, and (iii) each outstanding award of restricted stock units with respect to shares of SmartRent common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of FWAA common stock in the manner set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to the parties, the transactions contemplated by the Merger Agreement and their respective business operations and activities. The representations and warranties of the parties do not survive the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties thereto, including: (a) the requirement to make appropriate filings and obtain clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (b) the use of reasonable best efforts to obtain the PIPE Financing, (c) preparation and filing of a Form S-4 with respect to the shares of FWAA common stock issuable under the Merger Agreement, which Form S-4 will contain the proxy statement/prospectus (the “Proxy Statement/Prospectus”), and (d) the preparation and delivery of PCAOB-audited financial statements for SmartRent.

The Merger Agreement also contains mutual exclusivity provisions prohibiting (a) SmartRent and its representatives and subsidiaries from initiating, soliciting, or otherwise encouraging a Competing Company Transaction (as defined and subject to certain limited exceptions specified therein), or entering into any contracts or agreements in connection therewith and (b) FWAA and its subsidiaries from initiating, soliciting, or otherwise encouraging any merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or similar business combination (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith.

Conditions to Consummation of the Transactions

Consummation of the transactions contemplated by the Merger Agreement is subject to conditions of the respective parties that are customary for a transaction of this type, including, among others: (a) approval by FWAA’s stockholders of certain proposals to be set forth in the Proxy Statement/Prospectus; (b) approval of the Merger by the stockholders of SmartRent; (c) there being no laws or injunctions by governmental authorities or other legal restraint prohibiting consummation of the transactions contemplated under the Merger Agreement; (d) the waiting period applicable to the Merger under the HSR Act having expired (or early termination having been granted); and (e) FWAA having at least $5,000,001 in net tangible assets.

SmartRent has separate closing conditions, including, among others, that (a) the sum of the amount in FWAA’s trust account (calculated net of any stockholder redemptions), plus the proceeds of the PIPE Financing, equals or exceeds $250 million; and (b) no material adverse effect has occurred with respect to FWAA. FWAA has separate closing conditions, including, among others, that no material adverse effect has occurred with respect to SmartRent.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Merger, including:

(i)	by mutual written consent of FWAA and SmartRent;

(ii)	by either party if the other party’s representations or warranties are not true and correct or if the other party breached any of its covenants set forth in the Merger Agreement such that the conditions to closing would not be satisfied and such breach cannot or has not been cured within the earlier of 30 days’ notice by the other party or Closing;

(iii)	subject to certain provisions for extension, by either party if the Closing has not occurred on or prior to eight months following the execution of the Merger Agreement;

(iv)	by either party if there is a final non-appealable order issued by a governmental authority preventing the consummation of the transactions contemplated by the Merger Agreement;

(v)	by either party if the stockholders of FWAA do not approve certain of the proposals set forth in the Proxy Statement/Prospectus at the special meeting;

(vi)	by FWAA if SmartRent fails to deliver the written consent of the stockholders of SmartRent approving the Merger Agreement within 15 days following the date in which the U.S. Securities Exchange Commission (the “SEC”) declares the Form S-4 effective; and

(vii)	by FWAA if SmartRent fails to deliver its PCAOB-compliant audited financials prior to May 17, 2021.

If the Merger Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Merger Agreement with certain limited exceptions, including liability arising out of Actual Fraud.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the Merger Agreement filed herewith. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about FWAA, SmartRent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date hereof, which subsequent information may or may not be fully reflected in FWAA’s public disclosures.

Lock-up Agreement

Concurrently with the execution of the Merger Agreement, certain security holders of SmartRent (“SmartRent Holders”) entered into lock-up agreements (each, a “Lock-up Agreement”) with SmartRent and FWAA. Pursuant to the Lock-up Agreements, SmartRent Holders agreed, among other things, that their shares received as Closing Merger Consideration may not be transferred until the earlier to occur of (a) six (6) months following Closing and (b) the date after the Closing on which FWAA completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of FWAA’s stockholders having the right to exchange their equity holdings in FWAA for cash, securities or other property.

A copy of the form of Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the form of Lock-up Agreement is not complete and is qualified in its entirety by reference to the form of Lock-up Agreement filed herewith.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, FWAA entered into a Sponsor Agreement (the “Sponsor Agreement”) with Fifth Wall Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and certain holders of FWAA’s Class B Shares, whereby the Sponsor and such holders of FWAA’s Class B Common Shares have agreed to waive certain of their anti-dilution and conversion rights with respect to their Class B Common Shares of FWAA (the “Founder Shares”). The Sponsor also has agreed to certain transfer restrictions with respect to its Founder Shares, as follows: (a) 40% of its Founder Shares will be subject to a one year lock-up, and will be released from such lock-up if the closing price of FWAA common stock equals or exceeds $12 for any 20 trading days in a 30-consecutive trading day period commencing 150 days post-Closing, (b) 30% of its Founder Shares will be subject to a two year lock-up, and will be released from such lock-up if the closing price of FWAA common stock equals or exceeds $15 for any 20 trading days in a 30-consecutive trading day period commencing after the first anniversary of the Closing and (c) 30% of its Founder Shares will be subject to a three year lock-up, and will be released from such lock-up if the closing price of FWAA common stock equals or exceeds $17.50 for any 20 trading days in a 30-consecutive trading day period commencing after the first anniversary of the Closing. If earlier, each of the foregoing lock-up periods would terminate on the date after the Closing on which FWAA completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of FWAA’s stockholders having the right to exchange their equity holdings in FWAA for cash, securities or other property.

A copy of the Sponsor Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the Sponsor Agreement filed herewith.

Support Agreement

Concurrently with the execution of the Merger Agreement, FWAA and certain SmartRent stockholders who hold at least a majority of the (a) then-outstanding shares of SmartRent’s common stock and preferred stock, voting together as a single class on an as-converted basis, (b) then-outstanding shares of SmartRent’s Series B Preferred Stock and Series B-1 Preferred Stock, voting together as a single class on an as-converted basis, and (c) then-outstanding shares of SmartRent’s Series C Preferred Stock and Series C-1 Preferred Stock, voting together as a single class on an as-converted basis, entered into an agreement (the “Support Agreement”) pursuant to which they agreed to vote their SmartRent shares (i) in favor of the Merger and the transactions contemplated by the Merger Agreement (including the conversion of outstanding shares of preferred stock into SmartRent common stock immediately prior to the Closing), (ii) in favor of any proposal to adjourn a meeting of the SmartRent stockholders at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to adopt the proposals described in clause (i) above or if there are not sufficient shares of SmartRent’s common stock and preferred stock present in person or represented by proxy to constitute a quorum, (iii) against any proposal, offer, or submission with respect to a Company Competing Transaction, (iv) in any other circumstances upon which a consent or other approval is required under SmartRent’s Second Amended and Restated Certificate of Incorporation or otherwise sought with respect to the Merger Agreement (including the Merger and the preferred stock conversion), to vote, consent or approve all of such stockholder’s SmartRent shares held at such time in favor thereof, (v) against and withhold consent with respect to any merger, purchase of all or substantially all of SmartRent’s assets or other business combination transaction (other than the Merger Agreement) and (vi) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Support Agreement, the Merger Agreement, the Merger or the preferred stock conversion.

A copy of the Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the Support Agreement filed herewith.

PIPE Financing (Private Placement)

Concurrently with the execution of the Merger Agreement, FWAA entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and FWAA has agreed to issue and sell to the PIPE Investors an aggregate of 15,500,000 shares of FWAA common stock , at a per share price of $10 for an aggregate purchase price of $155 million concurrent with the Closing, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The Subscription Agreements contain customary representations and warranties of FWAA, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. Shares of FWAA common stock to be issued and sold to the PIPE Investors pursuant to the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Each Subscription Agreement provides that FWAA will grant the PIPE Investors certain customary registration rights.

The form of the Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Subscription Agreement is not complete and is qualified in its entirety by reference to the form of Subscription Agreement filed herewith.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, FWAA, the Sponsor, and certain SmartRent stockholders will enter into an amended and restated registration rights agreement pursuant to which, among other things, FWAA will agree to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 of this Current Report on Form 8-K relating to the “PIPE Financing (Private Placement)” are incorporated by reference into this Item 3.02.

Item 7.01 Regulation FD Disclosure.

On April 22, 2021, FWAA issued a press release announcing the execution of the Merger Agreement and announcing that SmartRent and FWAA will hold a joint conference call on April 22, 2021 at 8:30 a.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Furnished herewith as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that was used by FWAA during the Conference Call to discuss the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing (including the information presented in Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1 and Exhibit 99.2, that is provided solely in connection with Regulation FD.

Additional Information

This document relates to the proposed Merger involving FWAA and SmartRent. FWAA intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Sponsor, which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent.

Except for certain limited obligations of Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed Merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This document is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this document is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Participants in the Solicitation

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the Closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Merger is not obtained, failure to realize the anticipated benefits of the Merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE Financing) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger, the inability to complete the private placement of FWAA common stock to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed Merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Merger Agreement, dated as of April 21, 2021, by and among FWAA, Einstein Merger Corp. I and SmartRent†
10.1	Form of Lock-up Agreement, by and among FWAA, SmartRent, and security holders of SmartRent
10.2	Sponsor Agreement, dated as of April 21, 2021, by and among FWAA, the Sponsor and certain holders of the Company’s Class B Common Stock
10.3	Support Agreement, dated as of April 21, 2021, by and among FWAA and certain stockholders of SmartRent
10.4	Form of Subscription Agreement
99.1	Press Release, dated April 22, 2021
99.2	Investor Presentation, dated April 2021

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 22, 2021
FIFTH WALL ACQUISITION CORP. I

	By:	/s/ Brendan Wallace
	Name:	Brendan Wallace
	Title:	Chief Executive Officer